www.americandairyinc.com	www.feihe.com

October 13, 2009

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-6010

Re:	American Dairy, Inc. Registration Statement on Form S-l Filed September 10, 2009 File No. 333-161840

Dear Mr. Schwall:

American Dairy, Inc. (together with its subsidiaries, the “Company”) submits this letter in response to the comment you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-l filed September 10, 2009, as set forth in your letter to Jonathan H. Chou dated October 6, 2009.  The Company is filing via EDGAR under separate cover Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) in response to the Staff’s comment.  Please note that Amendment No. 1 also includes other updates to the Company’s disclosures.  For your convenience, the paragraph in bold below restates the numbered paragraph in the Staff’s comment letter.  The discussion below such paragraph is the Company’s response to the Staff’s comment.

Index to Exhibits

1.	Please file your legal opinion as soon as possible. We must review this document before the registration statement is declared effective, and we may have additional comments.

Company Response:  In response to the Staff’s comment, the Company has filed the legal opinion of DLA Piper llp (us) as Exhibit 5.1 to Amendment No. 1.

*           *           *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to such filing.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Letter to H. Roger Schwall

If you have any questions regarding Amendment No. 1 or the Company’s other filings, please feel free to contact me by phone at +86 10 8457 4688 or via email at jhc@americandairyinc.com.

Very truly yours,

/s/ Jonathan H. Chou

Jonathan H. Chou
Chief Financial Officer

cc:	Parker Morrill (SEC) Michael Karney (SEC) Matt Adler (DLA Piper)